ContraVir Pharmaceuticals, Inc.

399 Thornall Street, First Floor

Edison, NJ 08837

May 30, 2018

Ms. Ada D. Sarmento

Ms. Mary Beth Breslin

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F. Street, NE

Washington, DC 20549

Re:                             ContraVir Pharmaceuticals, Inc.

Registration Statement on Form S-1

Filed May 18, 2018

File No. 333-225041

Dear Ms. Sarmento and Ms. Breslin:

This letter sets forth the response of ContraVir Pharmaceuticals, Inc., a  Delaware corporation (the “Company” or “we”), to the comment received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 25, 2018 (“Comment Letter”) concerning the Company’s registration statement on Form S-1.  In conjunction with this letter, the Company is submitting an amended draft registration statement on Form S-1 (the “Registration Statement”) to the Commission.  For convenient reference, we have set forth below in bold each of the Staff’s comments set forth in the Comment Letter and have set forth our responses to the numbering of the comments and the headings used in the Comment Letter.

Registration Statement on Form S-1

Information Incorporate by Reference, page 60

1.                                      Please incorporate by reference your Current Reports on Form 8-K filed on August 3, 2017 and September 11, 2017 or provide us your analysis explaining why incorporating these two filings is not required.  Refer to Item 12(a)(2) of Form S-1.

Response: We have added the Current Reports on Form 8-K filed on August 3, 2017 and September 11, 2017 to the Incorporation by Reference section in Amendment No. 1 to Form S-1.

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If you have any further comments and/or questions, please contact the undersigned at (212) 634-3067.

Very truly yours,

/s/ Jeffrey Fessler
Jeffrey Fessler

cc:                                James Sapirstein, CEO